GoAmerica, Inc.

433 Hackensack Avenue, 3rd Floor

Hackensack, N 07601

January 8, 2008

Mr. Edmond Routhier

Chief Executive Officer

Hands On Video Relay Services, Inc.

590 Menlo Drive

Rocklin, CA 95765-3708

Re:	Agreement to Amend Merger Agreement (this “Letter Agreement”)

Dear Ed:

Reference is made to the Agreement and Plan of Merger dated September 12, 2007, as amended by the side letters dated September 17, 2007, October 8, 2007, October 11, 2007, November 6, 2007 and December 31, 2007 (the “Merger Agreement”), by and among GoAmerica, Inc., a Delaware corporation (“GoAmerica”), the HOVRS Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of GoAmerica, Hands On Video Relay Services, Inc., a Delaware corporation (“Hands On”), and Bill M. McDonagh as stockholders’ agent. Capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement.

The Merger Agreement shall be amended as follows:

1.   The definition of “Merger Cash” set forth in Section 1 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Merger Cash” shall mean Thirty Five Million Dollars ($35,000,000), minus (i) the amount by which the Transaction Expenses of HOVRS exceed One Million Dollars ($1,000,000) in the aggregate, and (ii) the amount of the Employee Cash Bonus.

2.            The following defined term shall be added to Section 1 of the Merger Agreement immediately following the definition of “Election Form”:

“Employee Cash Bonus” shall mean the sum of One Hundred Fifty Thousand Dollars ($150,000), which amount shall be paid to certain employees of HOVRS as determined and awarded by the HOVRS Board of Director in its discretion.

3.            The definition of “Determination Date” set forth in Section 1 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Determination Date” shall mean the date that is three (3) Business Days preceding the Closing Date.

4.            The definition of “Common Liquidation Proceeds” set forth in Section 1 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

Mr. Edmond Routhier

January 8, 2008

“Common Liquidation Proceeds” shall mean the sum of (i) the Common Liquidation Preference plus (ii) the product of (A) the Shared Liquidation Proceeds multiplied by (B) a fraction, the numerator of which shall be the number of issued and outstanding shares of HOVRS Common Stock, and the denominator of which shall be the total number of issued and outstanding shares of HOVRS Common Stock and HOVRS Preferred Stock, in each case as of the day immediately preceding the Closing Date.”

5.            The definition of “Common Per Share Price” set forth in Section 1 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Common Per Share Price” shall mean the quotient of the Common Liquidation Proceeds divided by the number of shares of HOVRS Common Stock that are issued and outstanding as of the day immediately preceding the Closing Date.”

6.            The definition of “Minimum Cash Election” set forth in Section 1 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Minimum Cash Election” shall mean, for each HOVRS Stockholder, an election to receive at a minimum Cash Consideration equal to such holder’s pro rata portion of the Escrow Cash, which pro rata shall be derived by multiplying Five Million Two Hundred Thousand Dollars ($5,200,000) by a fraction, (i) the numerator of which shall be the number of HOVRS Common Stock or HOVRS Preferred Stock, as the case may be, held by such holder, and (ii) the denominator of which shall be the total number of HOVRS Common Stock or HOVRS Preferred Stock issued and outstanding as of the day immediately preceding the Closing Date.”

7.            The definition of “Preferred Liquidation Proceeds” set forth in Section 1 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Preferred Liquidation Proceeds” shall mean the sum of (i) the Preferred Liquidation Preference plus (ii) the product of (A) the Shared Liquidation Proceeds multiplied by (B) a fraction, the numerator of which shall be the number of issued and outstanding shares of HOVRS Preferred Stock, and the denominator of which shall be the total number of issued and outstanding shares of HOVRS Common Stock and HOVRS Preferred Stock, in each case as of the day immediately preceding the Closing Date.”

8.            The definition of “Preferred Per Share Price” set forth in Section 1 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Preferred Per Share Price” shall mean the quotient of the Preferred Liquidation Proceeds divided by the number of shares of HOVRS Preferred Stock that are issued and outstanding as of the day immediately preceding the Closing Date.”

9.            Section 2.6(d)(i) of the Merger Agreement shall be amended to delete the words “Determination Date” used twice in such paragraph, and in both instances “Determination Date” shall be replaced with the following phrase: “day immediately preceding the Closing Date”.

10.          Section 5.1(d)(iv) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

Mr. Edmond Routhier

January 8, 2008

“(iv) the acceptance of promissory notes as payment of the exercise price and applicable taxes from option holders exercising HOVRS Vested Options; provided, however, that the terms of each such promissory note shall require the option holder obligor thereunder to deliver to Acquirer, upon the Closing of the Merger, in full and complete satisfaction of his obligations under the promissory note, all or a portion of the cash consideration payable to the applicable holder pursuant to the Merger equal to the full amount payable under the applicable promissory note; and provided further, that notwithstanding the preceding proviso, if the cash consideration payable pursuant to the Merger to the obligor under any such promissory note is less than the principal amount of such promissory note together with interest accrued theron (the amount of such shortfall, the “Cash Shortfall”), then the terms of such promissory note shall require the obligor thereunder to deliver to Acquirer, upon the Closing of the Merger, in full and complete satisfaction of his obligations under the promissory note, upon the election by the applicable option holder (A) cash, or (B) a number of shares of Acquirer Common Stock having a value equal to the applicable Cash Shortfall, with the number of shares of Acquirer Common Stock calculated by taking the quotient of the Cash Shortfall and dividing it by the average of the high and low trading prices of the GoAmerica shares on Nasdaq on the Closing Date of the Merger;”

Except as expressly set forth above in this Letter Agreement, the Merger Agreement shall remain unmodified and in full force and effect. This Letter Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflicts of law principles.

If the foregoing reflects our agreement, I would be grateful if you would acknowledge below.

Very truly yours,

GOAMERICA, INC.
HOVRS ACQUISITION CORPORATION

By: _/s/ Daniel R. Luis_________________________
Daniel R. Luis, President

ACKNOWLEDGED AND AGREED

THIS 8th DAY OF JANUARY, 2008:

HANDS ON VIDEO RELAY SERVICES, INC.
By: __/s/ Edmond Routhier_______________________
Edmond Routhier, President
BILL M. McDONAGH, as Stockholders’ Agent
_/s/ Bill M. McDonagh __________________________
Bill M. McDonagh

SIGNATURE PAGE TO AMENDMENT TO MERGER AGREEMENT